                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 11-K

                                 ANNUAL REPORT


[x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999

                                       OR

[_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

Commission file number 1-13884

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

               COOPER CAMERON CORPORATION RETIREMENT SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

                           COOPER CAMERON CORPORATION
                       515 Post Oak Boulevard, Suite 1200
                              Houston, Texas 77027

               COOPER CAMERON CORPORATION RETIREMENT SAVINGS PLAN


                                                                    Page

Report of Independent Public Accountants                               1

Audited Financial Statements

Statements of Net Assets Available for Benefits                        2
Statement of Changes in Net Assets Available for Benefits              3
Notes to Financial Statements                                          4

Signature                                                             15

Consent of Independent Public Accountants                             16


                             FINANCIAL STATEMENTS

                          COOPER CAMERON CORPORATION
                            RETIREMENT SAVINGS PLAN

                       AT DECEMBER 30, 1999 AND 1998 AND
                     FOR THE YEAR ENDED DECEMBER 30, 1999

               Cooper Cameron Corporation Retirement Savings Plan

                              Financial Statements

     At December 30, 1999 and 1998 and for the year ended December 30, 1999


                                    CONTENTS

Report of Independent Auditors..............................   1

Audited Financial Statements

Statements of Net Assets Available for Benefits.............   2
Statement of Changes in Net Assets Available for Benefits...   3
Notes to Financial Statements...............................   4


                         Report of Independent Auditors

The Participants and Administrator
Cooper Cameron Corporation Retirement
  Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Cooper Cameron Corporation Retirement Savings Plan (the "Plan") as of December 30, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 30, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 30, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 30, 1999, in conformity with accounting principles generally accepted in the United States.


                                          /s/ Ernst & Young LLP

June 22, 2000

               Cooper Cameron Corporation Retirement Savings Plan

                Statements of Net Assets Available for Benefits

                                                         December 30
                                                   1999              1998
                                               --------------------------------
Assets
Contributions receivable:
 Employer                                        $    669,692      $    847,009
 Employee                                                   -         1,163,262
                                               --------------------------------
Total contributions receivable                        669,692         2,010,271

Plan interest in Cooper Cameron
 Corporation Master Trust for Defined
 Contribution Plans (Notes 1 and 2):              316,063,800       263,820,785
                                               --------------------------------
Net assets available for benefits                $316,733,492      $265,831,056
                                               ================================



See accompanying notes.

              Cooper Cameron Corporation Retirement Savings Plan

           Statement of Changes in Net Assets Available for Benefits

                         Year ended December 30, 1999

Additions:
 Contributions:
   Employer                                                     $  8,623,576
   Employee                                                       14,925,536
                                                                ------------
 Total contributions                                              23,549,112

 Net investment gain from Cooper Cameron Corporation
  Master Trust for Defined Contribution Plans, net of             79,996,488
  expenses (Note 2)
                                                                ------------
Total additions                                                  103,545,600

Deduction:
 Benefits paid to participants                                    28,389,985

Other changes in net assets:
 Net asset withdrawals (Note 6)                                  (24,253,179)
                                                                ------------
Net increase                                                      50,902,436


Net assets available for benefits at beginning of year           265,831,056
                                                                ------------
Net assets available for benefits at end of year                $316,733,492
                                                                ============


See accompanying notes.

               Cooper Cameron Corporation Retirement Savings Plan

                         Notes to Financial Statements

                               December 30, 1999

1. SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING PRINCIPLES

The accompanying financial statements of the Cooper Cameron Corporation (the "Company") Retirement Savings Plan (the "Plan") have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Certain 1998 amounts have been reclassified to conform to the 1999 presentation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Benefit payments to participants are recorded upon distribution.

               Cooper Cameron Corporation Retirement Savings Plan

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENTS

The Plan's investments are held in the Cooper Cameron Corporation Master Trust (the "Master Trust"). The Chase Manhattan Bank, N.A. was the trustee of the Plan through July 31, 1999 and held the assets of the Master Trust. Effective August 1, 1999, Nationwide Trust Company is the trustee of the Plan. In conjunction with the change in trustees, some additional investment accounts were added to the Master Trust and some of the investments within the investment accounts changed. Following is a summary of the investment accounts of the Master Trust and the Plan's beneficial interest in the investment accounts as of December 30, 1999 and 1998.

                                                         BENEFICIAL INTEREST
                                                             DECEMBER 31
                                                        1999            1998
                                                 -------------------------------

Cooper Cameron Stock Fund                               96.16%          92.11%
Fidelity Growth Fund (no longer available to                -           82.16
 this plan)
Vanguard Balanced Index (no longer available to             -           79.65
 this plan)
Money Market Fund (no longer available)                     -           79.24
PRIMCO Stable Value Fund (referred to as the
 Fixed Income Fund prior to August 1, 1999)             82.01           70.83

Bankers Trust Institutional Equity 500 Index
 Fund (referred to as the Stock Market Fund
 prior to August 1, 1999)                               91.54           91.68


PIMCO Total Return A Fund (new fund effective
 August 1, 1999)                                        86.18               -

Washington Mutual Investors Fund
 (new fund effective August 1, 1999)                    86.23               -

MFS Massachusetts Investors Growth A Fund
 (new fund effective August 1, 1999)                    90.11               -

Franklin Balance Sheet Investment A Fund
 (new fund effective August 1, 1999)                    87.25               -

Lord Abbett Developing Growth A Fund
 (new fund effective August 1, 1999)                    87.46               -

EuroPacific Growth Fund (new fund effective             89.32               -
 August 1, 1999)
Real Estate Fund                                       100.00          100.00
Loan Fund                                               99.93           99.85

               Cooper Cameron Corporation Retirement Savings Plan

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Master Trust's security transactions are accounted for on the date the securities are purchased or sold. Investment income is recorded as earned.

The Master Trust's investments in securities traded on the exchanges are valued at the last reported sale price on the valuation date. Securities not listed on exchanges and securities for which no sale was reported on that day are valued at the last quoted bid price or at fair value as determined by the trustee. Investments in money market funds are stated at cost, which approximates fair value. All other mutual funds and common/collective funds are valued at fair market value based upon the quoted market values of the underlying assets.

Investment contracts within the PRIMCO Stable Value Fund, with varying contract rates and maturity dates, are stated at contract value. Contract value represents cost plus accrued income. Although it is management's intention to hold the investment contracts until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

The Plan's beneficial interest in the Loan Fund consists primarily of monies borrowed by participants from their account balances in the funds. Repayments of principal and interest are allocated to the participants' account balances in the funds based on the participants' current investment elections. At December 30, 1999 and 1998, the Plan's beneficial interest in the Loan Fund reflects the current principal outstanding on these participant loans, which approximates fair value.

2. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. Master Trust assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, participant loan transactions, and benefit payments) which can be specifically identified and allocating among all plans, in proportion to the fair value of the assets assigned to each plan, the income and expenses resulting from the collective investment of the assets. The Master Trust includes assets of other employee benefit plans in addition to this Plan.

               Cooper Cameron Corporation Retirement Savings Plan

2. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

The following tables present the fair value of investments for the separate investment accounts of the Master Trust in which the plan participates:


                                                                                                               PRIMCO
                                                                                                            STABLE VALUE
                                                                          COOPER         WASHINGTON             FUND
                                                                         CAMERON           MUTUAL           (PREVIOUSLY
                                                                          STOCK           INVESTORS         FIXED INCOME
DECEMBER 30, 1999                                                          FUND             FUND                FUND
                                                                        ---------------------------------------------------
Assets:
 Net unsettled sales of investments                                     $ 4,343,163         $         -         $         -
 Investments at fair value as determined by quoted market prices:
   Money Market Funds                                                       239,515                   -                   -
   Cash Management Trust of America                                               -                   -          12,051,274
   Cooper Cameron Corporation Common Stock                               88,096,553                   -                   -
   Washington Mutual Investor's Fund                                              -          30,309,599                   -
   MFS Massachusetts Investors Growth A Fund                                      -                   -                   -
   Bankers Trust Institutional Equity 500 Index                                   -                   -                   -
   PIMCO Total Return A Fund                                                      -                   -                   -
   Franklin Balance Sheet Investment A Fund                                       -                   -                   -
   Lord Abbett Developing Growth A Fund                                           -                   -                   -
   EuroPacific Growth Fund                                                        -                   -                   -
 Investments at estimated fair value or contract value:
   Investment contracts                                                           -                   -          48,380,302
   PRIMCO Group Trust                                                             -                   -          10,699,540
   Loans to participants                                                          -                   -                   -
   Promissory note                                                                -                   -             184,187
   Real estate                                                                    -                   -                   -
                                                                        ---------------------------------------------------
 Total investments                                                       88,336,068          30,309,599          71,315,303
                                                                        ---------------------------------------------------
Total assets                                                             92,679,231          30,309,599          71,315,303
                                                                        ---------------------------------------------------

Liabilities:
 Net unsettled purchases of investments                                   2,910,760               5,026             225,905
 Cash overdraft                                                           3,273,717                   -                   -
                                                                        ---------------------------------------------------
Net assets available to participating plans                             $86,494,754         $30,304,573         $71,089,398
                                                                        ===================================================


                                                                                                       BANKERS TRUST
                                                                                                       INSTITUTIONAL
                                                                                                        EQUITY 500
                                                                          MFS                           INDEX FUND
                                                                     MASSACHUSETTS                    (PREVIOUSLY THE
                                                                       INVESTORS       REAL ESTATE      STOCK MARKET
DECEMBER 30, 1999                                                      GROWTH A           FUND             FUND)
                                                                     -------------------------------------------------
Assets:
 Net unsettled sales of investments                                   $         -      $      -         $         -
 Investments at fair value as determined by quoted market prices:
   Money Market Funds                                                           -       293,404                   -
   Cash Management Trust of America                                             -             -                   -
   Cooper Cameron Corporation Common Stock                                      -             -                   -
   Washington Mutual Investor's Fund                                            -             -                   -
   MFS Massachusetts Investors Growth A Fund                           46,798,499             -                   -
   Bankers Trust Institutional Equity 500 Index                                 -             -          49,678,569
   PIMCO Total Return A Fund                                                    -             -                   -
   Franklin Balance Sheet Investment A Fund                                     -             -                   -
   Lord Abbett Developing Growth A Fund                                         -             -                   -
   EuroPacific Growth Fund                                                      -             -                   -
 Investments at estimated fair value or contract value:
   Investment contracts                                                         -             -                   -
   PRIMCO Group Trust                                                           -             -                   -
   Loans to participants                                                        -             -                   -
   Promissory note                                                              -             -                   -
   Real estate                                                                  -       416,389                   -
                                                                      ---------------------------------------------
 Total investments                                                     46,798,499       709,793          49,678,569
                                                                      ---------------------------------------------
Total assets                                                           46,798,499       709,793          49,678,569
                                                                      ---------------------------------------------

Liabilities:
 Net unsettled purchases of investments                                    26,493             -              12,180
 Cash overdraft                                                                 -             -                   -
                                                                      ---------------------------------------------
Net assets available to participating plans                           $46,772,006      $709,793         $49,666,389
                                                                      =============================================




                                                                                     FRANKLIN           LORD ABBETT
                                                                                   BALANCE SHEET         DEVELOPING
                                                                   PIMCO TOTAL      INVESTMENT A          GROWTH A
DECEMBER 30, 1999                                                 RETURN A FUND        FUND                 FUND
                                                                 ---------------------------------------------------
Assets:
 Net unsettled sales of investments                               $   142,048         $        -          $        -
 Investments at fair value as determined by quoted market prices:
   Money Market Funds                                                      -                   -                   -
   Cash Management Trust of America                                        -                   -                   -
   Cooper Cameron Corporation Common Stock                                 -                   -                   -
   Washington Mutual Investor's Fund                                       -                   -                   -
   MFS Massachusetts Investors Growth A Fund                               -                   -                   -
   Bankers Trust Institutional Equity 500 Index                            -                   -                   -
   PIMCO Total Return A Fund                                      29,780,851                   -                   -
   Franklin Balance Sheet Investment A Fund                                -           7,869,609                   -
   Lord Abbett Developing Growth A Fund                                    -                   -           9,055,466
   EuroPacific Growth Fund                                                 -                   -                   -
 Investments at estimated fair value or contract value:
   Investment contracts                                                    -                   -                   -
   PRIMCO Group Trust                                                      -                   -                   -
   Loans to participants                                                   -                   -                   -
   Promissory note                                                         -                   -                   -
   Real estate                                                             -                   -                   -
                                                                 ---------------------------------------------------
 Total investments                                                29,780,851           7,869,609           9,055,466
                                                                 ---------------------------------------------------
Total assets                                                      29,922,899           7,869,609           9,055,466
                                                                 ---------------------------------------------------

Liabilities:
 Net unsettled purchases of investments                                    -               1,768               5,166
 Cash overdraft                                                            -                   -                   -
                                                                 ---------------------------------------------------
Net assets available to participating plans                      $29,922,899          $7,867,841          $9,050,300
                                                                 ===================================================




                                                                         EUROPACIFIC
DECEMBER 30, 1999                                                        GROWTH FUND       LOAN FUND
                                                                        ------------------------------
Assets:
 Net unsettled sales of investments                                     $         -    $        -
 Investments at fair value as determined by quoted market prices:
   Money Market Funds                                                             -             -
   Cash Management Trust of America                                               -             -
   Cooper Cameron Corporation Common Stock                                        -             -
   Washington Mutual Investor's Fund                                              -             -
   MFS Massachusetts Investors Growth A Fund                                      -             -
   Bankers Trust Institutional Equity 500 Index                                   -             -
   PIMCO Total Return A Fund                                                      -             -
   Franklin Balance Sheet Investment A Fund                                       -             -
   Lord Abbett Developing Growth A Fund                                           -             -
   EuroPacific Growth Fund                                               13,716,073             -
 Investments at estimated fair value or contract value:
   Investment contracts                                                           -             -
   PRIMCO Group Trust                                                             -             -
   Loans to participants                                                          -     7,326,448
   Promissory note                                                                -             -
   Real estate                                                                    -             -
                                                                        -------------------------
 Total investments                                                       13,716,073     7,326,448
                                                                        -------------------------
Total assets                                                             13,716,073     7,326,448
                                                                        -------------------------

Liabilities:
 Net unsettled purchases of investments                                       8,760             -
 Cash overdraft                                                                   -             -
                                                                        -------------------------
Net assets available to participating plans                             $13,707,313    $7,326,448
                                                                        =========================

               Cooper Cameron Corporation Retirement Savings Plan

2. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

                                                    COOPER
                                                   CAMERON        FIDELITY        FIXED              MONEY
                                                    STOCK          GROWTH         INCOME             MARKET       REAL ESTATE
DECEMBER 30, 1998                                    FUND           FUND           FUND              FUND            FUND
                                                  -----------------------------------------------------------------------------
Assets:
 Accrued investment income                        $     8,363   $  -            $    29,456       $    86,540         $    937
 Net unsettled sales of investments                         -              -              -                 -                -
 Investments at fair value as determined by
  quoted market prices:
     Money Market funds                             1,748,278              -      5,850,633        20,110,412          349,126
     Cooper Cameron Corporation Common Stock       51,949,016              -              -                 -                -
     Fidelity Growth Company Fund                           -     24,978,405              -                 -                -
     U.S. Stock Index Fund                                  -              -              -                 -                -
     Vanguard Balanced Index Fund                           -              -              -                 -                -
 Investments at estimated fair value or
  contract value:
   Investment contracts                                     -              -     75,756,490                 -                -
   Loans to participants                                    -              -              -                 -                -
   Plan loans                                               -              -      1,271,364                 -                -
   Real estate                                              -              -              -                 -          455,885
                                                  ----------------------------------------------------------------------------
 Total investments                                 53,697,294     24,978,405     82,878,487        20,110,412          805,011
                                                  ----------------------------------------------------------------------------
Total assets                                       53,705,657     24,978,405     82,907,943        20,196,952          805,948
                                                  ----------------------------------------------------------------------------

Liabilities:
 Net unsettled purchases of investments               247,974              -              -                 -                -
                                                  ----------------------------------------------------------------------------
Net assets available to participating plans       $53,457,683    $24,978,405    $82,907,943       $20,196,952         $805,948
                                                  ============================================================================

                                                               VANGUARD
                                                 STOCK         BALANCED
                                                 MARKET         INDEX          LOAN
DECEMBER 30, 1998                                 FUND           FUND          FUND
                                               ----------------------------------------
Assets:
 Accrued investment income                     $     3,698    $         -    $        -
 Net unsettled sales of investments                161,000              -             -
 Investments at fair value as determined by
  quoted market prices:
     Money Market funds                            839,027              -             -
     Cooper Cameron Corporation Common Stock             -              -             -
     Fidelity Growth Company Fund                        -              -             -
     U.S. Stock Index Fund                      86,308,328              -             -
     Vanguard Balanced Index Fund                        -     39,354,834             -
 Investments at estimated fair value or
  contract value:
   Investment contracts                                  -              -             -
   Loans to participants                                 -              -     7,144,213
   Plan loans                                            -              -             -
   Real estate                                           -              -             -
                                              ----------------------------------------
 Total investments                              87,147,355     39,354,834     7,144,213
                                              ----------------------------------------
Total assets                                    87,312,053     39,354,834     7,144,213
                                               ----------------------------------------

Liabilities:
 Net unsettled purchases of investments                  -              -             -
                                               ----------------------------------------
Net assets available to participating plans    $87,312,053    $39,354,834    $7,144,213
                                               ========================================

               Cooper Cameron Corporation Retirement Savings Plan

2. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

Investment income and net appreciation (depreciation) in fair value of investments as determined by quoted market prices for the separate investment accounts of the Master Trust are as follows:

                                                    NET
                                                APPRECIATION      INTEREST AND
PERIOD ENDED DECEMBER 30, 1999                 (DEPRECIATION)       DIVIDENDS
                                           -------------------------------------

Cooper Cameron Stock Fund                         $50,513,020         $  145,240
Fidelity Growth Fund (no longer available
 to this plan)                                      7,010,022            355,947

Vanguard Balanced Index (no longer
 available to this plan)                            1,154,744            579,359

Money Market Fund (no longer available)                     -            613,996
PRIMCO Stable Value Fund (referred to as
 the Fixed Income Fund prior to                             -          5,449,799
 August 1, 1999)

Bankers Trust Institutional Equity 500
 Index Fund (referred to as the Stock
 Market Fund prior to August 1, 1999)               8,829,659          1,341,999


PIMCO Total Return A Fund (new fund
 effective August 1, 1999)                           (335,225)           699,164

Washington Mutual Investors Fund (new fund
 effective August 1, 1999)                         (5,090,313)         3,218,213

MFS Massachusetts Investors Growth A Fund
 (new fund effective August 1, 1999)                6,688,283          3,400,590

Franklin Balance Sheet Investment A Fund
 (new fund effective August 1, 1999)                 (475,749)           129,407

Lord Abbett Developing Growth A Fund
 (new fund effective August 1, 1999)                1,664,408            153,162

EuroPacific Growth Fund (new fund
 effective August 1, 1999)                          2,874,839            434,792

Real Estate Fund                                            -             17,232
Loan Fund                                                   -            752,232

               Cooper Cameron Corporation Retirement Savings Plan

2. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

PRIMCO STABLE VALUE FUND ("STABLE VALUE FUND")

The Stable Value Fund invests in actively managed synthetic bank and insurance company investment contracts ("SICs") and in guaranteed investment contracts ("GICs"). The GICs are promises by an insurance company or a bank to repay the principal plus accrued income at contract maturity. SICs differ from GICs in that the assets supporting the SICs are owned by the Master Trust. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. Wrapper contracts are valued as the difference between the fair value of the supporting assets and the contract value. The assets supporting the SICs owned by the Master Trust are composed of corporate bonds, asset-backed bonds, mutual funds, and common trust funds with a fair value of $41,476,275 and $55,573,148 at December 30, 1999 and 1998,
respectively. The contract values of the SICs at December 30, 1999 and 1998 were $43,324,908 and $54,603,992, respectively.

Interest crediting rates on the GICs in the Stable Value Fund are generally determined at the time of purchase. Interest crediting rates on the SICs are reset periodically based on the yields of the supporting assets. At December 30, 1999, the interest crediting rates for all contracts ranged from 5.9% to 9.5%. At December 30, 1998, the interest crediting rates for all contracts ranged from 5.7% to 9.5%.

For 1999 and 1998, the average annual yield for the investment contracts in the Stable Value Fund was 7.8% and 6.4%, respectively. At December 30, 1999 and 1998, fair value of the investment contracts in the Stable Value Fund was estimated to be approximately 97% and 102% of contract value, respectively. Fair value of the GICs was estimated by discounting the weighted average of the Stable Value Fund's cash flows at the then-current interest crediting rate for a comparable maturity investment contract. Fair value of the SICs is based on the market value of the assets supporting the SICs.

               Cooper Cameron Corporation Retirement Savings Plan

3. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                      DECEMBER 30
                                                 1999            1998
                                               ---------------------------

Net assets:
 Interest in Cooper Cameron Stock Fund         $37,724,482     $22,746,896
 Contribution receivable                           669,692         739,985
                                               ---------------------------
                                               $38,394,174     $23,486,881
                                               ===========================

                                                                   YEAR ENDED
                                                                  DECEMBER 30
                                                                      1999
                                                                  ------------

Changes in net assets:
 Contributions                                                     $ 7,568,504
 Net investment gain from Cooper Cameron Corporation Master
  Trust for Defined Contribution Plans                              22,563,405

 Benefits paid to participants                                      (5,536,355)
 Transfers                                                          (9,688,261)
                                                                   -----------
Net increase                                                       $14,907,293
                                                                   ===========

4. DESCRIPTION OF THE PLAN

The Plan is a contributory, defined contribution plan sponsored by the Company, with cash or deferred provisions described in Section 401(k) of the Internal Revenue Code. All employees (except those covered by a collective bargaining agreement) of the Company and their affiliated subsidiary, Orbit Valve Company, are eligible to participate in the Plan.

Plan participants can elect to make pre-tax contributions from 1% to 16% of compensation. The Company matches 100% of the employee contributions up to a maximum of 3%, and 50% of additional employee contributions up to 6%.

               Cooper Cameron Corporation Retirement Savings Plan

4. DESCRIPTION OF THE PLAN (CONTINUED)

The Company's matching contributions consist of shares of Company stock, which are invested in the Cooper Cameron Stock Fund. Participants are 100% vested in the Company's matching contributions. Participants who have attained age 55 may elect to make irrevocable transfers of their interest in the Cooper Cameron Stock Fund in 1% increments to one or more of the allocable funds defined below.

In addition to the matching contributions, the Company makes profit sharing contributions to specific employees of certain Participating Units as defined in the Plan. The profit sharing contributions are based on hours actively worked and specified contribution rates. Hours actively worked include overtime, holiday, and vacation hours, but exclude any other paid hours for absences during which no duties are performed. The Company's profit sharing contributions are allocated among the fund options based on employee elections. Vesting in the Company's profit sharing contributions is on a graduated scale with 100% vesting after five years of service. Amounts which are forfeited due to termination of employment reduce the future profit sharing contributions of the Company.

Any participant, who is receiving compensation other than severance pay from the Company and has not had an outstanding loan from the Plan for at least one month, may apply for a loan. Any loan granted to such a participant shall be deemed an investment made for such participant's benefit and shall be held and reflected in the separate accounts of such a participant as a charge for the principal amount of the loan. The interest rate charged on the loan is a fixed rate for the term of the loan (maximum of five years) as determined by the Company in the year of issuance. The interest rates for loans in 1999 and 1998 were determined on a monthly basis and ranged between 6.15% and 10.25%, and 9% and 9.5%, respectively. Loan repayments of principal and interest are allocated back to the separate accounts based on the participant's current investment election.

Should the Plan terminate, the assets will be distributed according to the total amount in each participant's account, including earnings thereon and less related benefits and expenses. Distributions shall be made as soon as practicable to members or their beneficiaries by payment in a lump sum.

Information about the Plan, the funding, vesting, and benefit provisions is contained in the Summary Plan Description. A copy of this pamphlet is available at the Company's Corporate Office.

               Cooper Cameron Corporation Retirement Savings Plan

5. INCOME TAX STATUS

The Plan has been designed to meet the requirements of the Internal Revenue Code ("IRC") under Section 401(a) and, therefore, is not subject to tax under present income tax laws. A favorable determination letter was received from the Internal Revenue Service on September 30, 1997. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

6. OTHER CHANGES IN NET ASSETS

For the year ended December 30, 1999, net asset withdrawals represent the following:

Net transfer of assets to a plan sponsored by Rolls Royce
 due to the sale of one of the Company's divisions to            $24,427,769
 Rolls Royce
Net transfers from other qualified plans                            (174,590)
                                                                 -----------
                                                                 $24,253,179
                                                                 ===========

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                         DECEMBER 30
                                                    1999               1998
                                                 -----------------------------
Net assets available for benefits per the
 financial statements                            $316,063,800      $265,831,056

Amounts allocated to withdrawing
 participants                                               -        (1,863,985)
                                                 ------------------------------
Net assets available for benefits per the
 Form 5500                                       $316,063,800      $263,967,071
                                                 ==============================

               Cooper Cameron Corporation Retirement Savings Plan

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                YEAR ENDED
                                                                DECEMBER 30
                                                                   1999
                                                            ------------------
Benefits paid to participants per the financial statements       $28,389,985
Less amounts allocated to withdrawing participants at
 December 30, 1998                                                (1,863,985)

Plus amounts allocated to withdrawing participants at
 December 30, 1999                                                         -
                                                                 -----------
Benefits paid to participants per the Form 5500                  $26,526,000
                                                                 ===========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 30 but not yet paid as of that date.

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


COOPER CAMERON CORPORATION
RETIREMENT SAVINGS PLAN



     /s/ Jane L. Crowder
_________________________________________
By:  Jane L. Crowder
     Member of the Plan Administration
     Committee


Date:  June 27, 2000